UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

PharmaKinetics Laboratories, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

717131-10-6
(CUSIP Number)

Peter T. Kissinger, Ph.D.
Bioanalytical Systems, Inc.
2701 Kent Avenue
West Lafayette, Indiana 47906-1382
(765) 463-4527
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with copies to:
Stephen J. Hackman
Ice Miller
One American Square
Box 82001
Indianapolis, Indiana 46282-0002
(317) 236-2100

November 27, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box 

SCHEDULE 13D
CUSIP NO. 717131-10-6

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Bioanalytical Systems, Inc. #35-1345024

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) [ ] (B) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION INDIANA

NUMBER OF SHARES BENEFICIALLY OWNED

7.	SOLE VOTING POWER 5,835,962

8.	SHARED VOTING POWER 0

9.	SOLE DISPOSITIVE POWER 5,835,962

10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,835,962

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70%

14.	TYPE OF REPORTING PERSON CO

ITEMS 1 THROUGH 7 OF SCHEDULE 13D
FOR
BIOANALYTICAL SYSTEMS, INC.

        This Schedule 13D relates to the beneficial ownership of Common Stock, $0.005 par value per share (the “Common Stock”) of PharmaKinetics Laboratories, Inc., a Maryland corporation (the “Issuer” or “PKLB”), by Bioanalytical Systems, Inc., an Indiana corporation (“BAS”).

ITEM 1.  SECURITY AND ISSUER.

        The class of equity securities to which this Schedule 13D relates is the Common Stock of the Issuer. The Issuer’s principal executive offices are located at 302 West Fayette Street, Baltimore, Maryland 21201.

ITEM 2.  IDENTITY AND BACKGROUND.

        This Schedule 13D is being filed by BAS, an Indiana corporation. The principal offices of BAS are located at 2701 Kent Avenue, West Lafayette, Indiana 47906-1382. BAS provides contract development services and research equipment to pharmaceutical, medical device and biotechnology companies. Certain information with respect to the Directors and Executive Officers of BAS is set forth on Schedule A and incorporated herein by reference.

        Neither BAS nor any of the persons listed in Schedule A attached hereto has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        Neither BAS nor any of the persons listed in Schedule A attached hereto has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or has been subject to any civil judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation in respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On November 14, 2002, the Issuer executed a Secured Convertible Revolving Note (the “Note”) in a principal amount of up to $925,000 to BAS to replace certain existing notes payable to BAS and to allow the Issuer to borrow additional amounts from BAS. As of November 30, 2002, BAS had advanced $758,632.74 to the Issuer pursuant to the Note. The Note carries an annual interest rate of 8% and is due May 1, 2003. The loans provided for by the Note are secured by a security interest in favor of BAS in all of the assets of the Issuer. The Note provides that upon receipt of the Issuer of a written waiver of certain rights in favor of the holder of the Issuer’s Class B Convertible Preferred Stock (the “Class B Holder”), BAS may convert the Note into Common Stock of the Issuer at any time when any balance of principal or interest is outstanding under the Note at a price of $0.1585 per share of Common Stock. Such written waiver was received from the Class B Holder on November 27, 2002. Upon payment of the entire outstanding balance of principal and interest on May 1, 2003, BAS’s right to convert the Note into Common Stock of the Issuer will expire.

ITEM 4.  PURPOSE OF TRANSACTION.

        On July 20, 2002, the Issuer, BAS and PI Acquisition Corp., a Maryland corporation (“MergerCo”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the merger (the “Merger”) of MergerCo with and into the Issuer on the terms and conditions stated therein. Such conditions include, among other things, the approval of the Merger Agreement and the Merger by the affirmative vote of the holders of two-thirds (2/3) of the outstanding Common Stock of PKLB.

        Under the terms of the Merger Agreement, MergerCo will be merged with and into the Issuer, with the Issuer becoming a wholly-owned subsidiary of BAS. In connection with the Merger, the Common Stock held by BAS will be cancelled, with no consideration being exchanged for such Common Stock. Under the Merger Agreement, shareholders other than BAS are entitled to receive one-twelfth (1/12) of one BAS common share for each share of Common Stock held by such shareholder. The Boards of Directors of BAS, MergerCo and the Issuer have approved the Merger Agreement. BAS intends to convert all outstanding principal and interest on the Note into shares of Common Stock prior to the record date of the PKLB special meeting of shareholders being held to approve the Merger. BAS expects that the conversion of the Note will result in BAS owning a number of shares of Common Stock in excess of the number required to approve the proposed Merger on behalf of the holders of Common Stock of PKLB. BAS intends to vote its shares for the adoption of the Merger Agreement in order to ensure approval of the Merger.

        The foregoing descriptions of the Merger Agreement and the Note do not purport to be complete and are qualified in their entirety by reference to the text of such agreements, which are filed as exhibits to this Schedule 13D and are incorporated herein by reference. BAS has filed with the Securities and Exchange Commission a preliminary Registration Statement on Form S-4 relating to the proposed merger. The Form S-4 contains a preliminary prospectus of BAS relating to the shares to be issued in the Merger and a preliminary proxy statement of PKLB relating to the special meeting of shareholders of PKLB at which the merger will be considered and voted upon by its shareholders. Investors and security holders are urged to read the definitive proxy statement/prospectus when it becomes available and any other relevant documents filed with the Securities and Exchange Commission before making any investment decisions. Investors and security holders may obtain a free copy of the definitive proxy statement/final prospectus (when it becomes available) and other documents filed by BAS and PKLB with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. The definitive proxy statement/final prospectus and other documents filed by PKLB with the Securities and Exchange Commission may also be obtained free of charge from PKLB by requesting a copy in writing from PharmaKinetics Laboratories, Inc., 302 West Fayette Street, Baltimore, Maryland 21201, Attention: Chief Financial Officer or by telephone at (410) 385-4500.

        Except as noted above, as of the date of this Schedule 13-D, BAS has no plans or proposals with relate to or would result in:

         (a)  The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b)   An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c)   A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries:

         (d)   Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

         (e)   Any material change in the present capitalization or dividend policy of the Issuer;

         (f)   Any other material change in the Issuer's business or corporate structure;

         (g)   corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h)   Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i)   A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)  Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)
As of the date of this filing, BAS beneficially owns, in the aggregate, 5,835,962 or 70% of the Common Stock of the Issuer that would be outstanding upon conversion of the entire principal balance of the Note.

(b)
BAS may be deemed to have the sole power to vote, or to direct the vote of, an aggregate of 5,835,962 Common Stock of the Issuer.

BAS may be deemed to have the sole power to dispose, or to direct the disposition of, an aggregate of 5,835,962 shares Common Stock of the Issuer.

(c)
To the knowledge of BAS, except as disclosed in Item 4 of this Schedule 13D, none of the entities or persons named in Item 2 of this Schedule 13D has effected any transaction in the Issuer’s securities in the past 60 days.

(d)
To the knowledge of BAS, BAS has retained all rights in respect of its Common Stock of the Issuer, including, presumably, the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

BAS disclaims the power to vote, or the power to direct the vote of, any Common Stock of the Issuer other than those identified in this Schedule 13D.

(e)	Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        There are no contracts, arrangements, understandings or relationships between BAS and any other person with respect to the securities of the Issuer except as otherwise set forth in this Schedule 13-D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

1	Secured Convertible Revolving Note dated as of November 14, 2002.

2
Agreement and Plan of Merger dated as of July 20, 2002, by and among Bioanalytical Systems, Inc., PI Acquisition Corp. and PharmaKinetics Laboratories, Inc., amended and restated to give effect to that Amendment No. 1 to Agreement Plan of Merger, dated as of July 29, 2002.

3
Second Amendment, dated as of November 21, 2002, to the Agreement of Merger by and among PharmaKinetics Laboratories, Inc., Bioanalytical Systems, Inc. and PI Acquisition Corp. dated as of June 20, 2002, as amended by a First Amendment dated as of July 24, 2002.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 6, 2002

BIOANALYTICAL SYSTEMS, INC. By: /s/ Peter T. Kissinger Name: Peter T. Kissinger Title: President and Chief Executive Officer

SCHEDULE A

         The following table sets forth the name, business address 1, present principal occupation or employment of each Director and Executive Officer of BAS, and the name, principal business and address of any corporation or organization in which such employment is carried on. Each individual named below is a citizen of the United States of America.

Name and Address	Present Principal Occupation or Business

Peter T. Kissinger, Ph.D. Chairman, President, and Chief Executive Officer, BAS
Dr. Kissinger founded the Company in 1974 and has served as its Chairman, President and Chief Executive Officer since 1974. He is also a part-time Professor of Chemistry at Purdue University where he has been teaching since 1975. Dr. Kissinger has a Bachelor of Science degree in Analytical Chemistry from Union College and a Doctorate in Analytical Chemistry from the University of North Carolina.

Ronald E. Shoup, Ph.D. President BAS Analytics
Dr. Shoup serves as President of the Company's BAS Analytics contract services and is Managing Direct of BAS Analytics, Ltd. In the UK. He joined BAS in 1980 as an application chemist, became Research Director in 1983 and initiated the laboratory services group within BAS in 1988. Dr. Shoup has a Bachelor of Science degree in Mathematics and Chemistry from Purdue University and then attended Michigan State and Purdue University for his Ph.D in Analytical Chemistry. He serves on the Company’s board of directors an is a member of the external advisory board to the Purdue University Department of Chemistry.

Candice B. Kissinger Senior Vice President, Marketing BAS
Mrs. Kissinger has been Senior Vice President, Marketing since January 2000. She served as Vice President, International Sales and Marketing since July 1981. Mrs. Kissinger has a Bachelor of Science degree in Microbiology from Ohio Wesleyan University and a Master of Science degree in Food Science from the University of Massachusetts.

William E. Baitinger Special Assistant to the Vice President for Research, Purdue University
Mr. Baitinger has served as a director of the Company since 1979. Mr. Baitinger was Director of Technology Transfer for the Purdue Research Foundation from1988 until 2000. In this capacity he was responsible for all licensing and commercialization activities from Purdue University. He currently services as Special Assistant to the Vice President for Research at Purdue University. Mr. Baitinger has a Bachelor of Science degree in Chemistry and Physics from Marietta College and a Master of Science degree in Chemistry from Purdue University.

1  The business address for each Director and Executive Officer set forth in this table is
2701 Kent Avenue, West Lafayette, Indiana 47906-1382.

John A. Kraeutler President and Chief Operation Officer, Meridian Bioscience, Inc.
Mr. Kraeutler has served as a director of the Company since January 1997. Mr. Kraeutler has been President and Chief Operating Officer of Meridian Bioscience, Inc. since August 1992 and is also a director. Prior to joining Meridian Bioscience, Inc., Mr. Kraeutler held a progression of technical, marketing and general management positions with a number of healthcare companies including Carter-Wallace, Becton Dickinson and Organon (Akzo Nobel). Mr. Krauetler has a Bachelor of Science degree in Biology from Fairleigh Dickinson University and a Master of Science in Biology and a Master of Business Administration in Marketing from Seton Hall University.

W. Leigh Thompson, Ph.D., M.D. Chief Executive Officer Profound Quality Resources, Inc.
Dr. Thompson has served as a director of the Company since January 1997. Since 1995, Dr. Thompson has been Chief Executive Officer of Profound Quality Resources, Inc., a scientific consulting firm. Prior to 1995, Dr. Thompson held various positions at Lilly Research Laboratories, retiring as Chief Scientific Officer. Dr. Thompson has a Bachelor of Science degree in Biology from the College of Charleston, a Master of Science and a Doctorate in Pharmacology from Medical University of South Carolina and a Medical Doctor degree from The Johns Hopkins University. Dr. Thompson is also a director of Inspire, Medarex, Inc., Guilford Pharma, DepoMed, Maret Pharmaceuticals, LaJolla Pharmaceutical Company and Tanabe Research Laboratories.

Douglas P. Wieten	Chief Financial Officer and Treasurer Vice President, Finance

Craig S. Bruntlett, Ph.D.	Senior Vice President, International Sales

Donnie A. Evans	Vice President, Engineering

Stephen Geary, Ph.D.	Vice President, U.S. Sales and Marketing

Lina L. Reeves-Kerner	Vice President, Human Resources

Michael P. Silvon, Ph.D.	Vice Present, Business Development

Michelle L. Troyer	Corporate Controller

EXHIBIT INDEX

Exhibit No.	Description	If Incorporated by Reference, Document with which Exhibit was Previously Filed

1	Secured Convertible Revolving Note dated as of November 14, 2002.	Incorporated by reference to Exhibit 10.3 of BAS's Form 8-K filed November 21, 2002

2
Agreement and Plan of Merger dated as of July 20, 2002, by Incorporated by reference to Exhibit and among Bioanalytical Systems, Inc., PI Acquisition Corp. 2.1 of BAS's Form S-4, Registration and PharmaKinetics Laboratories, Inc., amended and restated No. 333-99593. to give effect to that Amendment No. 1 to Agreement Plan of Merger dated as of July 29, 2002.
Incorporated by reference to Exhibit 2.1 of BAS's Form S-4, Registration No. 333-99593.

3
Second Amendment, dated as of November 21, 2002, to the Incorporated by reference to Exhibit Agreement of Merger by and among PharmaKinetics 10.1 of BAS's Form 8-K filed Laboratories, Inc., Bioanalytical Systems, Inc. and PI November 21, 2002. Acquisition Corp. dated as of June 20, 2002, as amended by a First Amendment dated as of July 24, 2002.
Incorporated by reference to Exhibit 10.1 of BAS's Form 8-K filed November 21, 2002.